NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

of

PARAMOUNT ENERGY TRUST

MEETING TO BE HELD AT:

Calgary Petroleum Club

319 – 5 Avenue S.W.

Calgary, Alberta T2P 0L5

in the

Devonian Room

on Friday, May 11, 2007

at 9:00 a.m. (Calgary Time)

MARCH 20, 2007

TO:

THE HOLDERS OF TRUST UNITS OF PARAMOUNT ENERGY TRUST

NOTICE IS HEREBY GIVEN that the annual general meeting of the holders (“Unitholders”) of trust units (“Trust Units”) of Paramount Energy Trust (“PET”) will be held in the Devonian Room, Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, on Friday, May 11, 2007 at the hour of 9:00 a.m. (Calgary Time) (the “Meeting”), for the following purposes:

1.

to receive and consider the audited financial statements of PET for the year ended December 31, 2006 and the auditor’s report on the financial statements;

2.

to reappoint Computershare Trust Company of Canada as trustee (the “Trustee”) of PET;

3.

to instruct the Trustee to fix the number of directors of Paramount Energy Operating Corp. at seven (7) and to elect directors of Paramount Energy Operating Corp. for the ensuing year or until their successors are elected or appointed;

4.

to appoint auditors for the ensuing year and to authorize the directors of Paramount Energy Operating Corp. to fix their remuneration; and

5.

to transact such other business as may properly come before the Meeting.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Trust Units of the Trust at the close of business on March 20, 2007 will be entitled to notice of, to attend and vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided.  Unitholders’ proxies must be deposited at PET’s transfer agent, Computershare Trust Company of Canada at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2X1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

DATED AT Calgary, Alberta, this 20th day of March, 2007.

       BY ORDER OF THE BOARD OF DIRECTORS

       OF PARAMOUNT ENERGY OPERATING CORP.

       In its capacity as Administrator of

       PARAMOUNT ENERGY TRUST

       Susan L. Riddell Rose

       President & Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED March 20, 2007

MEETING INFORMATION

Solicitation of Proxy

This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Paramount Energy Operating Corp. (the “Administrator”) for Paramount Energy Trust (“PET” or the “Trust”), for use at the annual general meeting and any adjournment of the meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units of the Trust (“Trust Units”) to be held at the time and place and for the purposes set out in the notice of annual general meeting of Unitholders (“Notice of Meeting”) accompanying the Circular.

The Notice of Meeting and Circular are accompanied by an instrument of proxy (“Instrument of Proxy”).  The Instrument of Proxy is solicited by Management.  The solicitation will be made primarily by mail but also may be made in person, by telephone or via the internet by Management who will not be remunerated for such solicitations.  The cost of solicitation by Management will be paid by PET.

Record Date

The Unitholders of record at the close of business on March 20, 2007 (the “Record Date”) are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.

Appointment of Proxy

The persons named in the Instrument of Proxy are directors of the board (the “Board” or “Board of Directors”) of the Administrator.  If a Unitholder wishes to appoint some other person (who need not be a Unitholder) to represent the Unitholder at the Meeting, a Unitholder may do so by striking out the designated names and inserting such person's name in the blank space provided in the enclosed Instrument of Proxy or by completing another proper instrument of proxy.  Beneficial Unitholders (defined below) who wish to appear in person and vote at the Meeting must arrange to have themselves appointed as proxy by inserting their name in the blank space provided on the Instrument of Proxy.  Unitholders must deliver the completed proxy to PET’s transfer agent, Computershare Trust Company of Canada (“Computershare” or the “Trustee”) c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

Revocation of Appointment

A Unitholder who has signed and returned the enclosed Instrument of Proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to PET’s transfer agent, Computershare at Computershare Investor Services Inc., at the above address at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by written notice of revocation and delivering it to the Chair of the Meeting, or (c) by attending and voting at the Meeting.

Voting of Proxy

The Trust Units represented by the Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for.  If the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted accordingly.  If a choice is not specified, the person designated by Management in the accompanying Instrument of Proxy will vote the Trust Units represented by the Instrument of Proxy in favour of each matter identified.

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MANAGEMENT INFORMATION CIRCULAR

Exercise of Discretion by Proxy

The enclosed Instrument of Proxy confers discretionary authority upon the persons named in the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting.  At the time of printing of this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting.  If other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote such proxy in their best judgment.

Notice to Beneficial Holders of Trust Units

The information in this section is of significant importance to many Unitholders as a substantial number of Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to in this Circular as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  PET does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  In the United States, Trust Units are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Companies, which acts as nominee for many U.S. brokerage firms).  Trust Units held by brokers or their nominees can only be voted upon the instructions of the Beneficial Unitholder.  Without specific instructions, a broker/nominee is prohibited from voting Trust Units for its clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions.  These instructions should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to ADP by mail or facsimile.  Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

Trust Units

As at March 14, 2007, 86,031,746 Trust Units were issued and outstanding.  Unitholders of record at the close of business on the Record Date are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.  No person acquiring Trust Units after the Record Date shall be entitled to vote those Trust Units at the Meeting.  When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit.  If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Unitholders maintained by the transfer agent of PET shall be entitled to cast the vote in person or by proxy.

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MANAGEMENT INFORMATION CIRCULAR

Principal Holder of Trust Units

To the best of the knowledge of the directors and executive officers of the Administrator as at March 14, 2007, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or discretion over Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units is:

Name	Type of Ownership/Control	Number of Trust Units Held	Percentage of Outstanding Trust Units

Clayton H. Riddell	Beneficial (direct and indirect) and Control and Direction	21,136,730	24.6%

The information as to Trust Units beneficially owned, not being within the knowledge of PET, has been derived from sources available to PET.

MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of PET for the year ended December 31, 2006, together with the auditor’s report on those statements, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and have been mailed to PET’s registered Unitholders and to beneficial Unitholders who have requested such materials.  The annual consolidated financial statements will be presented at the Meeting.

Reappointment of Computershare as Trustee of PET

The trust indenture establishing PET (the “Trust Indenture”) provides for annual meetings of Unitholders.  The business transacted at an annual meeting shall include the appointment or reappointment of a successor to the trustee of PET.  The Unitholders will consider an ordinary resolution to reappoint Computershare as trustee of PET to hold office until the end of the next annual meeting.  Computershare has been trustee of the Trust since its formation on June 28, 2002.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE PROXIES IN FAVOUR OF REAPPOINTING COMPUTERSHARE AS TRUSTEE OF THE TRUST.

Instructions to Trustee as to Fixing the Number of and Electing Directors of the Administrator

The business transacted at an annual meeting shall include the authorization and direction of the passing of a resolution of PET, in its capacity as the sole shareholder of the Administrator, for the election of the directors of the Administrator.  The Unitholders will consider an ordinary resolution to authorize and direct the Trustee, on behalf of PET, to pass a resolution fixing the number of directors of the Administrator at seven (7) and to pass a resolution electing the directors of the Administrator.

Each director of the Administrator elected by the Trustee as directed by the Unitholders will hold office until the next annual meeting of the Administrator or until his or her successor is duly elected or appointed.

The information set out in the chart below is based on the Administrator's records and on information received by the Administrator from the persons set out below.  The chart contains information about each of the persons proposed to be elected by the Trustee as a director of the Administrator.

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Name, Province and Country of Residence	Principal Occupations During the Past Five Years	Number of Trust Units Held (6)
Clayton H. Riddell Alberta, Canada Non-Independent Director Director Since: June 28, 2002

Mr. Riddell has been the Executive Chairman of the Board of Directors of the Administrator since June 28, 2002, and was the Chief Executive Officer until May 9, 2005. He has been Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. since 1978; until June 2002 he was also the President.  He is a director and the Chief Executive Officer of MGM Energy Corp., a public oil and gas company.  He is Chairman of the Board of Trilogy Energy Ltd., the administrator of Trilogy Energy Trust. Mr. Riddell is also the Chairman of the Board of Newalta Income Fund and its wholly–owned subsidiary, Newalta Corporation (a public industrial waste management and environmental services company), and a director of Duvernay Oil Corp. (a public oil and gas exploration and development company).

		21,136,730 (7)
Name, Province and Country of Residence	Principal Occupations During the Past Five Years	Number of Trust Units Held (6)
Susan L. Riddell Rose(4) Alberta, Canada Non-Independent Director Director Since: June 28, 2002	Ms. Riddell Rose has been the President and Chief Executive Officer of the Administrator since May 9, 2005. Prior to that time, Ms. Riddell Rose was the President and Chief Operating Officer of the Administrator since June 28, 2002. Prior to her current occupation, Ms. Riddell Rose was employed by Paramount Resources Ltd., culminating in the position of Corporate Operating Officer. She has also been a director of Paramount Resources Ltd. since 2000.	311,052
Karen A. Genoway (2) (3) (5) Alberta, Canada Independent Director Director Since: June 28, 2002	Ms. Genoway is a professional landman with over 26 years experience in the oil and natural gas industry. Currently, she is the Vice President, Land for Onyx Oil & Gas Ltd., a private oil and gas company. From February 2001 to January 2002, she was Vice President of Request Management Inc., manager of Request Income Trust. Ms. Genoway was with the Enerplus Group of Companies where she held the positions of Senior Vice President (1997 to 2000), Vice President Land (1989 – 1997) and Land Manager (1987 – 1989).	24,213
Randall Johnson (1) (3) (5) Alberta, Canada Independent Director Director Since: June 20, 2006	Mr. Johnson has been an independent businessman since 2005. Prior to that he was Managing Director of the Bank of Montreal’s Corporate Banking group from 1996 to 2005. Mr. Johnson has served on the Board of Directors of Atlas Energy Ltd. (May 2005 to December 2006) and Dual Exploration Inc. (June 2005 to November 2006). Since January 2007 Mr. Johnson has also been a director of Magellan Resources Ltd., a privately held oil and gas company.	3,000
Donald J. Nelson (1) (2) (4) Alberta, Canada Independent Director Director Since: June 28, 2002	Mr. Nelson is President of Fairway Resources Inc., an oil and gas consulting firm. Fairway Resources Inc. was retained as consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During this time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc. Prior to his current occupation, Mr. Nelson held the consecutive positions of Vice President, Operations and President and Director with Summit Resources Limited from July 1996 to June 2002.	39,243

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John W. (Jack) Peltier (1) (2) (4) Alberta, Canada Independent Director Director Since: June 28, 2002

Since 1978, Mr. Peltier has been the President of Ipperwash Resources Ltd., a private investment company.  He was Chairman of the Board of Trustees of Request Income Trust (March 2001 to January 2002); director and then Chairman of the Board of EnerMark Inc. and concurrently of the Board of Trustees of EnerMark Income Fund (1986 to June 2001); director of Enerplus Resources Corporation and concurrently a member of the Board of Trustees of Enerplus Resources Fund (May 2000 to June 2001); director of Thunder Energy Ltd. (now Thunder Energy Trust) (October 1995 to May 2006); and director of Bow Valley Energy Ltd. (1996 to February 2002; May 2005 to current).  Mr. Peltier has also been a director of the following public entities: Courage Energy Inc. (November 2000 to July 2001) and Manhattan Resources Ltd. (October 2001 to January 2003).

50,792
Howard R. Ward (3) (4) (5) Alberta, Canada Independent Director Director Since: June 28, 2002

Mr. Ward has been a partner with International Energy Counsel LLP, a law firm, since December 2002.  Prior to his current occupation, Mr. Ward was counsel with the law firm McCarthy Tétrault LLP from June 2002 to December 2002.  Prior to that, he was counsel with Donahue and Partners LLP and, for more than 22 years, partner with Burstall Ward, Barristers and Solicitors.  He has been a member of the Law Society of Alberta since 1975. He also has served as a director of the following publicly traded entities: Blue Sky Resources Ltd. (July 1999 to July 2000); Cabre Exploration Ltd. (June 1981 to December 2000); Jet Energy Corp. (August 1995 to November 1999); and Tuscany Resources Ltd., (October 1997 to October 2001).

49,733

Notes:

1.

Member of the Audit Committee.

2.

Member of the Reserves Committee.

3.

Member of the Corporate Governance Committee.

4.

Member of the Environmental, Health and Safety Committee.

5.

Member of the Compensation Committee.

6.

To the best of the knowledge of the directors and executive officers of the Administrator as at March 14, 2007.  Includes Trust Units beneficially owned, directly or indirectly, or controlled or directed.

7.

Mr. Riddell holds 50,000 Trust Units directly.  Most of Mr. Riddell’s indirect ownership of Trust Units is held through Dreamworks Investment Holdings Ltd. which holds 20,514,714.  Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd.  Mr. Riddell also holds 57,312 Trust Units in a registered retirement savings plan.  A further 360,504 Trust Units are held by Mr. Riddell’s spouse.  A further 154,200 Trust Units are held by the Riddell Family Charitable Foundation.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE SUCH PROXIES TO AUTHORIZE AND DIRECT THE TRUSTEE, ON BEHALF OF THE TRUST, TO PASS A RESOLUTION FIXING THE NUMBER OF DIRECTORS OF THE ADMINISTRATOR AT SEVEN (7) AND TO PASS A RESOLUTION ELECTING AS DIRECTORS OF THE ADMINISTRATOR FOR THE ENSUING YEAR THE PERSONS SET OUT IN THE TABLE ABOVE.  IT IS NOT CONTEMPLATED THAT ANY OF SUCH PERSONS WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF SUCH PERSONS DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY, IF NAMED AS PROXY, RESERVE THE RIGHT TO DIRECT THE TRUSTEE TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR OF THE ADMINISTRATOR IN THEIR SOLE DISCRETION UNLESS THE UNITHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER TRUST UNITS ARE TO BE WITHHELD FROM SUCH VOTE.

Appointment of Auditors

The business transacted at an annual meeting shall include the appointment of auditors of PET.  The Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors to hold office until the next annual meeting of Unitholders and to authorize the directors of the Administrator to fix KPMG LLP’s remuneration.  KPMG LLP has been the auditor of PET since its formation on June 28, 2002.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to PET.  Certain information regarding the Administrator’s Audit Committee, including fees paid to PET’s auditors in the last

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MANAGEMENT INFORMATION CIRCULAR

two fiscal years that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees, will be contained in the Trust’s Annual Information Form for the year ended December 31, 2006, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.  Additionally, certain information regarding the Audit Committee is contained in this Circular under the heading CORPORATE GOVERNANCE.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF APPOINTING KPMG LLP AS AUDITOR OF PET AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR’S REMUNERATION.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Up until May 16, 2006, the Compensation Committee consisted of Clay Riddell, Don Nelson and Karen Genoway.  Thereafter, Howard Ward replaced Mr. Riddell as a member of the Committee.  As of June 20, 2006, Mr. Nelson ceased to be a member of the Compensation Committee and Randall Johnson was appointed to take his place.  As at December 31, 2006, the Compensation Committee consisted of the following members of the Board, each of whom is an independent director:

Karen Genoway  (Chair)

Randall Johnson

Howard Ward

Compensation Committee Mandate

The Compensation Committee’s mandate is to focus on overall human resource policies and procedures, and to oversee the adminstration of the Trust’ executive compensation program.  Amongst its other responsibilites, the Committee makes recommendations to the Board of Directors regarding the aggregate corporate compensation for the Trust’s employees, and specifically, regarding the appropriate levels and structures of executive compensation for the President and Chief Executive Officer (“CEO”) and other executive officers of the Trust.

The Trust is strongly committed to a “pay for performance” philosophy and has adopted this throughout the organization.  This committment enables the Trust to attract, retain and motivate a highly qualified workforce.  The compensation practice for executives as well as employees is built around a reward system that recognizes the Trust’s financial and operating results, individual performance and Trust Unit performance.  Currently, three primary components comprise the compensation program: base salary, short term incentives provided through a bonus program and bonus rights plan (the “Bonus Rights Plan”), and long term incentives provided through the Bonus Rights Plan and periodic grants of Unit Incentive Rights.   Collectively, these components form a strategy designed to achieve the following objectives:

•

ensure that compensation policies are fair, equitable, and competitive with the rest of the oil and gas industry;

•

ensure the incentive mechanism of renumeration is properly aligned with the interests of the Unitholders; and

•

ensure that existing management resources are adequate.

The total compensation for the executive officers is reviewed by the Compensation Committee and compared to the total compensation of similar positions of executives in other Canadian conventional oil and gas trusts and exploration and production companies with a view to ensuring that such overall compensation packages are set at competitive levels relative to individual skill sets, expertise and the Trust’s peer group. The Trust reviews comparative compensation data received through participation in annual compensation surveys conducted by an independent consultant, Mercer Human Resources Consulting, for salary, benefits and other incentive programs derived from peer groups of oil and gas companies and trusts in Canada (“Independent Compensation Surveys”).

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CEO Compensation

In the Committee’s review of compensation for the CEO it looks at a broad range of performance criteria including operational and financial performance of the Trust, achievement of strategic objectives, visionary leadership and social responsibility.  The Board conducts two performance reviews of the CEO each year.  The first performance review relates to the determination of the CEO’s annual salary.  Due to the strength of her performance and leadership of PET, the Compensation Committee recommended and the Board approved that Ms. Riddell Rose’s base salary be increased by 3.06% effective January 1, 2007.  Ms. Riddell Rose’s salary is within the targeted range based on the information provided in the Independent Compensation Surveys with respect to similarly sized oil and gas companies and trusts.

The second performance review for the Chief Executive Officer relates to the determination of the potential bonus allocation for the preceding year which is conducted after financial and operating year end results are determined and compared to the Trust’s peer group.  Based on the performance of the Trust in 2005 and her outstanding leadership, the Compensation Committee recommended, and the Board approved, that Ms. Riddell Rose’s bonus be set at 100% of her salary and be payable 25% in cash and 75% in Bonus Rights to be distributed through three payments over a two year period pursuant to the Bonus Rights Plan.

Executive Base Salary

For executives who have met or exceeded all of the performance expectations for their roles, base salary is targeted to levels in the top quartile of the peer group’s total annual compensation.  This method is used for all salaried employees and is intended to attract and retain top quartile talent, and to ensure pay equity practices are established.  As a result of the 2006 compensation review, in December 2006 the Committee recommended, and the Board of Directors approved, increases to the base salaries of the executive officers, including the Chief Executive Officer, which on average resulted in an 8.2% increase in base salary level from 2006.  All salary increases were made effective January 1, 2007.

Summary Compensation Table

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Summary Compensation Table

Outlined below is a description of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the other executive officers of PET who received the highest compensation for services performed for PET in the years ended December 31, 2006, 2005 and 2004 (collectively the “Named Executive Officers” or “NEOs”).

		Annual Compensation			Long-Term Compensation
					Awards			Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)(1)(6)	Other Annual Compensation ($)	Trust Units Under Incentive Rights Granted (#)	Bonus Rights Granted (#)(2)(6)	Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(3)

Clayton H. Riddell Chairman and Chief Executive Officer until May 9, 2005	2006 2005 2004	- 61,849(1) 175,000	- - -	n/a	150,000 50,000 50,000	- - -	n/a	n/a	- - -

Susan L. Riddell Rose President and Chief Executive Officer	2006 2005 2004	359,000 335,000 285,000	58,625 144,785 -	n/a	150,000(4) 50,000 50,000	16,514(4) 9,576 -	n/a	n/a	26,925 25,125 21,375

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	2006 2005 2004	236,000 221,500 208,500	138,436 153,806 57,745	n/a	105,000 25,000 25,000	7,769 4,903 -	n/a	n/a	17,700 16,612 15,637

Gary C. Jackson Vice President, Land, Legal and Acquisitions	2006 2005 2004	223,500 210,000 197,000	37,000 70,055 18,500	n/a	105,000 25,000 25,000	7,367 4,633 -	n/a	n/a	16,763 15,750 14,775

Kevin Marjoram Vice President, Engineering and Operations	2006 2005 2004	195,000 175,000 160,000	31,000 56,892 19,723	n/a	90,000 20,000 20,000	6,092 3,762 -	n/a	n/a	14,625 13,125 12,000

Marcello M. Rapini(5) Vice President, Marketing	2006 2005 2004	165,000	14,500 -	n/a	130,000	- - -	n/a	n/a	12,375

Notes:

1.

Includes amount paid out in cash and in Trust Units.  Trust Units valued as of price on day of purchase.

2.

The number of Bonus Rights granted has been increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated to the executive officer if the Bonus Rights were Trust Units enrolled in PET’s Distribution Reinvestment and Optional Cash Purchase Plan (“DRIP Plan”) during the period held, up to and including the date of delivery of an exercise notice with respect to such Bonus Rights.  See the table Bonus Rights Granted During the Most Recently Completed Financial Year, and the information under Bonus Rights Plan, below.

3.

Includes amounts paid under PET’s employee savings program.

4.

Ms. Riddell Rose received a total of 166,514 Trust Units in 2006, which, as of March 14, 2007, were worth approximately four times her annual salary.

5.

Mr. Rapini commenced employment with the Trust on February 1, 2006 and was appointed to Vice President, Marketing on December 7, 2006.

6.

The majority of the Bonus and Bonus Rights were awarded in May of 2006 and relate to the performance of the Trust in 2005.

Short Term Incentives

The Trust’s compensation structure includes a short-term incentive plan or annual bonus plan.  The plan is based on the principle of “pay for performance” and is made up of two components: an individual component and a team component.  The individual component of the annual bonus plan is awarded semi-annually to reward exemplary performance of individuals and generally does not include executive officers of the Trust.  Individuals may be awarded an individual bonus from the individual bonus pool based on exemplary performance as determined by the executive officers.  The individual bonus pool is determined annually by the Compensation Committee; historically, the individual bonus pool has represented 5% of the salary pool of salaried employees, excluding senior executives.  The team component of the annual bonus plan is awarded annually and is based on the Trust’s performance relative to its peer group of other oil and gas royalty trusts.

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The Board of Directors establishes a relative performance metrics matrix annually to determine the size of the team component bonus pool, and comparisons are made of the Trust’s corporate targets and performance relative to its peer group.  These metrics include various operational and financial targets, operating costs, finding and development costs, and netbacks along with total return to Unitholders.  The performance metrics are weighted and considered key to measuring the Trust’s fundamental goal of value creation for its Unitholders.  The Board of Directors has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for the Trust’s Unitholders.  The Board of Directors also annually establishes a target compensation level matrix for determining the discretionary distribution of the team component of the bonus, and for determining what portion of that discretionary distribution should take the form of cash or Bonus Rights.

Bonus Rights Plan

PET’s Board has determined that a portion of the possible bonus compensation payable to senior executives and management should be in the form of Bonus Rights.  PET has adopted the “Bonus Rights Plan” which allows for the issuance of rights to acquire Trust Units (“Bonus Rights”) as a bonus for superior performance, and provides a combined short and long term incentive to retain and attract staff.   PET’s Board has determined that a portion of the possible bonus compensation payable to Executive Officers should be in the form of Bonus Rights that vest over time.  PET issues Trust Units from treasury upon the exercise of Bonus Rights.

At the discretion of the Board, as recommended by the Compensation Committee, the Administrator may issue Bonus Rights to purchase Trust Units at a nominal price of $0.01 per Unit (the “Exercise Price”) on a one for one basis as part of an eligible participant’s annual bonus compensation.  The number of Bonus Rights will be increased on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated as if the Bonus Rights were Trust Units enrolled in the DRIP Plan during the period held up to and including the date of delivery of an exercise notice with respect to such Bonus Rights.

The aggregate maximum number of Trust Units issuable under the Bonus Rights Plan and any other security based compensation plans of the Trust will be a “rolling” maximum equal to 10% of the outstanding Trust Units.  Any increase in the issued and outstanding Trust Units will result in an increase in the number of Units available under the Bonus Rights Plan and any exercises of Bonus Rights will make new grants available under the Bonus Rights Plan.

The Plan is administered by the Administrator and its Board of Directors which from time to time at its sole discretion determines the employees who shall participate under the Bonus Rights Plan, the numbers of Bonus Rights to be granted to such employees and the terms of vesting of such Bonus Rights, if any, provided that:

(a)

the aggregate number of Bonus Rights granted to any one employee under this Plan together with securities granted under any other securities based compensation plans of PET shall not exceed 5% of the issued and outstanding Trust Units at the date of grant;

(b)

the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of PET shall not exceed 10% of the issued and outstanding Trust Units at the date of grant; and

(c)

during any one-year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding 10% of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding 5% of the outstanding Trust Units of PET.

Bonus Rights granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted (the “Grant Date”).  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Bonus Rights will vest on the following schedule:

(a)

one third will vest on the Grant Date;

(b)

one third will vest on the first anniversary of the Grant Date; and

(c)

one third will vest on the second anniversary of the Grant Date.

At the sole discretion of the Administrator, Bonus Rights may be fully satisfied by payment of cash (“Cash Payment”) equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Trust Units on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Trust Units.

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In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of thirty days and the end of the exercise period to exercise vested Bonus Rights.  Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void.  In the case of death, the estate of the holder is entitled from the date of death to the earlier of six months and the end of the Exercise Period to exercise vested Bonus Rights.  Bonus Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

In the event that during the Exercise Period of any Bonus Rights granted under the Bonus Rights Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Units, outstanding Bonus Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Bonus Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change.  Despite such an amendment to the number of Bonus Rights, there will be no adjustment to the Exercise Price.

At the discretion of the Board, vesting provisions of Bonus Rights, if any, may be accelerated and all unexercised Bonus Rights may be exercised upon the effective date of a change of control of PET or its subsidiaries and affiliates.  For purposes of this agreement, a “change of control” shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to PET or its subsidiaries and affiliates:

(a)

the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of PET or its subsidiaries and affiliates, of Units which in the aggregate total 20% or more of the then outstanding issued Trust Units, as the case may be; or

(b)

an Offer, as defined in the Trust Indenture of PET dated June 28, 2002, as amended, is made for the acquisition of Units and the Offeror, as defined in such Trust Indenture, has taken up and paid for Units pursuant to the Offer such that the Offeror holds, together with Units already held by the Offeror, in the aggregate 20% or more of the then outstanding Units.

Bonus Rights under the Plan may not be transferred or assigned.

A summary of the Bonus Rights granted to the Named Executive Officers pursuant to the Bonus Rights Plan during the most recently completed financial year is contained in the following table.

Bonus Rights Granted During the Most Recently Completed Financial Year
NEO Name	Trust Units Under Bonus Rights Granted (#)	Percent of Total Bonus Rights Granted in Financial Year	Exercise Price ($/Trust Unit)	Market Value of Trust Units Underlying Bonus Rights on the Date of Grant ($/Trust Unit)	Expiration Date

Clayton H. Riddell	Nil	n/a	n/a	n/a	n/a

Susan L. Riddell Rose	13,266(1)	31.1%	$0.01	19.13	May 31, 2009
	1,531(2)	3.6%	$0.01	n/a (2)	May 31, 2009
	1,717(3)	4.0%	$0.01	n/a (3)	June 24, 2008
Total:	16,514	38.7%

Cameron R. Sebastian	6,177(1)	14.5%	$0.01	19.13	May 31, 2009
	879(2)	1.7%	$0.01	n/a (2)	May 31, 2009
	713(3)	2.1%	$0.01	n/a (3)	June 24, 2008
Total:	7,769	18.3%

Gary C. Jackson	5,860(1)	13.7%	$0.01	19.13	May 31, 2009
	677(2)	1.6%	$0.01	n/a (2)	May 31, 2009
	830(3)	1.9%	$0.01	n/a (3)	June 24, 2008
Total:	7,367	17.2%

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Bonus Rights Granted During the Most Recently Completed Financial Year
NEO Name	Trust Units Under Bonus Rights Granted (#)	Percent of Total Bonus Rights Granted in Financial Year	Exercise Price ($/Trust Unit)	Market Value of Trust Units Underlying Bonus Rights on the Date of Grant ($/Trust Unit)	Expiration Date

Kevin J. Marjoram	4,857(1)	11.4%	$0.01	19.13	May 31, 2009
	561(2)	1.3%	$0.01	n/a (2)	May 31, 2009
	674(3)	1.6%	$0.01	n/a (3)	June 24, 2008
Total:	6,092	14.3%

Marcello M. Rapini	Nil	n/a	n/a	n/a	n/a

Notes:

1.

One third of the Bonus Rights vested immediately upon granting (May 31, 2006); another third vest on May 31, 2007; and the final third vest on May 31, 2008.

2.

Grants represent cumulative monthly increases in Bonus Rights entitlements on a dollar for dollar basis by the amount of any monthly distributions which would have accumulated as if the Bonus Rights were Trust Units enrolled in the DRIP Plan. See the information under Bonus Rights Plan, above.  These figures represent “DRIP Plan” increases in 2006 on Bonus Rights granted in 2006.  One half of the Bonus Rights vest on May 31, 2007 and the remaining half vest on May 31, 2008.

3.

Grants represent cumulative monthly increases in Bonus Rights entitlements in the same manner described in footnote (2) above.  These figures represent “DRIP Plan” increases in 2006 on Bonus Rights granted in 2005.  These Bonus Rights vest on June 24, 2007.

The following table sets out for the NEOs (i) the value of all Bonus Rights exercised during the financial year ended December 31, 2006 and (ii) the number and value of unexercised Bonus Rights as at December 31, 2006.

Aggregated Bonus Rights Exercises During the Most Recently Completed Financial Year

and Financial Year-End Bonus Rights Values

NEO Name	Trust Units Acquired on Exercise of Bonus Rights (#)	Aggregate Value Realized ($)	Unexercised Bonus Rights at Year-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Bonus Rights at Year-End ($) (Exercisable/ Unexercisable)(1)

Clayton H. Riddell	Nil	n/a	n/a	n/a

Susan L. Riddell Rose	8,269	152,150	Nil/17,212	Nil/213,257

Cameron R. Sebastian	4,767	87,713	Nil/7,547	Nil/93,507

Gary C. Jackson	4,456	81,873	Nil/7,183	Nil/88,997

Kevin J. Marjoram	3,652	67,100	Nil/5,450	Nil/67,526

Marcello M. Rapini	Nil	n/a	Nil/Nil	Nil/Nil

Notes:

1.

The value of unexercised in-the-money Bonus Rights is based on the closing price of PET’s Trust Units at close of market on December 29, 2006, which was $12.40 per Trust Unit, less the exercise price.

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Long Term Incentives

PET grants Incentive Rights under the Unit Incentive Plan.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of long-term performance and distributions.  The Unit Incentive Plan has been approved by the Trust’s Unitholders.

The number of Incentive Rights granted is based on the experience level, contribution potential, and anticipated performance of the individual receiving the Incentive Rights.   The Board approves the granting of all Incentive Rights; however, the Board has designated that the CEO may grant Incentive Rights to new employees and to top up Incentive Rights for existing employees provided that the grant to each individual is no greater than 50,000 Incentive Rights.  The CEO reports to the Board at the first monthly Board meeting following any grants of Incentive Rights.

The Unit Incentive Plan is administered by the Administrator which shall from time to time at its sole discretion determine the Service Providers (directors, officers, employees and direct and indirect service providers) who shall participate under the Plan, the numbers of Incentive Rights to be granted to such Service Providers and the terms of vesting of such Incentive Rights, if any; provided, however, that:

(a)

the aggregate number of Incentive Rights granted to any one Service Provider under the Unit Incentive Plan together with any securities granted under any other securities based compensation plans of PET shall not exceed 5% of the issued and outstanding Trust Units of PET at the date of grant;

(b)

 the aggregate number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX) under the Unit Incentive Plan together with any securities granted under any other securities compensation plans of PET shall not exceed 10% of the issued and outstanding Trust Units of PET at the date of grant; and

(c)

during any one year period, the Administrator shall not issue to such insiders a number of Trust Units under the Plan together with securities granted under any other securities based compensation plans exceeding 10% of the outstanding Trust Units of PET, or to any one insider and such insider’s associates, a number of Trust Units exceeding 5% of the outstanding Trust Units of PET.

The grant price per Incentive Right granted hereunder (the "Grant Price") shall be equal to the per Trust Unit closing price of the Trust Units traded through the facilities of the TSX on the trading day immediately preceding the Grant Date.  In the event the Trust Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the per Trust Unit closing price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date.  In the event the Trust Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Trust Units.

Subject to the terms of the Unit Incentive Plan, Incentive Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding 10 years from the date upon which the Incentive Rights were granted, subject to such terms of vesting as the Administrator may determine, and at the expiration of the Exercise Period, any Incentive Rights which have not been exercised shall expire and become null and void.

Incentive Rights are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder.  In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of sixty days and the end of the exercise period to exercise vested Incentive Rights.  The holder may exercise such Incentive Rights at the Exercise Price in effect at the time the holder ceased to be an eligible participant.  Upon the termination of an employee for cause, however, the Administrator may, in its sole discretion, determine that all vested Incentive Rights, which have not been exercised, shall immediately terminate and become null and void.  In the case of death, the estate of the holder is entitled from the date of death to the earlier of six months and the end of the exercise period to exercise vested Incentive Rights at the Exercise Price in effect at the date of death.  Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void. Incentive Rights under the Unit Incentive Plan may not be transferred or assigned.

PET’s Unit Incentive Plan provides for a “rolling” 10% maximum of Trust Units issuable in aggregate under each of PET’s securities based compensation plans.  The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable under the plan and the Exercise Price of the Trust Units in the event of a subdivision, consolidation, reclassification or change to the Trust Units.  At the discretion of the Board, the Unit Incentive Plan provides for accelerated vesting of Incentive Rights if there is a change of control of PET, Paramount Operating Trust or the Administrator.

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A summary of the Incentive Rights granted to the Named Executive Officers pursuant to the Unit Incentive Plan during the most recently completed financial year is contained in the following table.

Incentive Rights Granted During the Most Recently Completed Financial Year

NEO Name	Trust Units Under Incentive Rights Granted (#)	Percent of Total Incentive Rights Granted in Financial Year	Exercise Price ($/Trust Unit)	Market Value of Trust Units Underlying Incentive Rights on the Date of Grant ($/Trust Unit)	Expiration Date

Clayton H. Riddell	50,000(1) 100,000(2)	2.00 4.01	18.41 14.02	18.41 14.02	June 17, 2011 December 7, 2011

Susan L. Riddell Rose	50,000(1) 100,000(2)	2.00 4.01	18.41 14.02	18.41 14.02	June 17, 2011 December 7, 2011

Cameron R. Sebastian	35,000(1) 70,000(2)	1.00 2.80	18.41 14.02	18.41 14.02	June 17, 2011 December 7, 2011

Gary C. Jackson	35,000(1) 70,000(2)	1.00 2.80	18.41 14.02	18.41 14.02	June 17, 2011 December 7, 2011

Kevin J. Marjoram	30,000(1) 60,000(2)	0.08 2.40	18.41 14.02	18.41 14.02	June 17, 2011 December 7, 2011

Marcello M. Rapini	50,000(3) 80,000(4)	2.00 3.20	21.85 14.02	21.85 14.02	January 20, 2011 December 7, 2011

Notes:

1.

Vesting June 17, 2010.

2.

One half vests December 7, 2009; the remaining half vests December 7, 2010.

3.

Vests equally over four years: 12,500 Trusts Units vest on each of January 20, 2007; January 20, 2008; Janauary 20, 2009; and January 20, 2010.

4.

Vests equally over four years: 20,000 Trust Units vest on each of December 7, 2007; December 7, 2008; December 7, 2009, and December 7, 2010.

The following table sets out for the NEOs (i) the value of all Incentive Rights exercised during the financial year ended December 31, 2006 and (ii) the number and value of unexercised Incentive Rights as at December 31, 2006.

Aggregated Incentive Rights Exercises during the Most Recently Completed Financial Year and Financial Year-End Incentive Rights Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Incentive Rights at Year-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Incentive Rights at Year-End ($) (Exercisable/ Unexercisable)(1)

Clayton H. Riddell	50,000	1,129,500	Nil/ 300,000	Nil/ 907,750

Susan L. Riddell Rose	50,000	1,129,500	Nil/ 300,000	Nil/ 907,750

Cameron R. Sebastian	20,000	451,800	Nil/ 175,000	Nil/ 391,875

Gary C. Jackson	25,000	564,750	Nil/ 180,000	Nil/ 453,875

Kevin J. Marjoram	20,000	451,800	Nil/ 150,000	Nil/ 363,100

Marcello M. Rapini	Nil	n/a	Nil/ Nil	Nil/ Nil

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Notes:

1.

The value of unexercised in-the-money Incentive Rights is based on the closing price of PET’s Trust Units at close of market on December 29, 2006, which was $12.40 per Trust Unit, less the exercise price.

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights at December 31, 2006	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Unitholders	3,682,480 Trust Units	$14.14 per Trust Unit	4,920,694 Trust Units

Equity Compensation Plans Not Approved by Unitholders	Nil	n/a	Nil

Total	3,682,480 Trust Units		4,920,694 Trust Units

Termination of Employment, Change in Responsibilities and Employment Contracts

The employment contracts of Messrs. Sebastian, Jackson, and Marjoram provide that in the event of termination without cause, material reduction in salary, benefits or status of employment or Paramount Oil & Gas Ltd. or its successors or assigns, including Dreamworks Investment Holdings Ltd., selling more than 60% of its Trust Units, Messrs. Jackson, Sebastian, and Marjoram will be entitled to a termination payment equal to the greater of 1.5 times their annual salary and related benefits or industry standard severance compensation.

Summary

In summary, the philosophy of the Compensation Committee is to administer an executive compensation plan that provides a competitive base salary together with performance awards that the Compensation Committee believes are in the best interests of Unitholders.

COMPENSATION OF DIRECTORS

The Board of Directors of PET is currently composed of seven (7) directors, five (5) of whom are “independent” within the meaning of National Instrument 58-101 adopted by the Canadian Securities regulatory authorities. All directors, with the exception of Ms. Riddell Rose, receive annual compensation in the amount of $10,000 per annum.  They also receive $1,000 for each meeting attended including regular Board meetings, special Board meetings and committee meetings.  Commencing June 2006, the chair of the Audit Committee receives $10,000 per annum and the chair of every other committee receives $5,000 per annum.

The following table sets forth the aggregate retainer and attendance fees paid to each director during 2006.

	Base Retainer Fee ($)	Committee Chair Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees Paid ($)
Clayton Riddell	$10,000	$Nil	$13,000	$Nil	$23,000
Karen Genoway	$10,000	$2,500	$13,000	$9,000	$34,500
Randall Johnson	$5,000	$Nil	$8,000	$5,000	$18,000
Donald Nelson	$10,000	$5,000	$13,000	$12,000	$40,000
Jack Peltier	$10,000	$5,000	$13,000	$10,000	$38,000
Howard Ward	$10,000	$2,500	$13,000	$7,000	$32,500

Independent directors have also received Incentive Rights with various vesting provisions and exercise prices per annum since the inception of the Trust.  Independent directors received 15,000 Incentive Rights in the first year of the Trust and have received annual top up grants of 3,750 Incentive Rights up to and including 2005.  In 2006, the independent directors received  a top up grant of

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12,500 Incentive Rights.  The following table sets forth the aggregate Trust Unit Incentive Rights exercised by directors during the most recently completed financial year.

Director Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Incentive Rights at Year-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Incentive Rights at Year-End ($) (Exercisable/ Unexercisable)(1)
Karen Genoway	3,750	84,712	Nil/ 23,750	Nil/ 68,081
Randall Johnson	-	-	Nil/ 35,000	Nil/ Nil
Donald Nelson	3,750	84,712	Nil/ 23,750	Nil/ 68,081
Jack Peltier	3,750	84,712	Nil/ 23,750	Nil/ 68,081
Howard Ward	3,750	84,712	Nil/ 23,750	Nil/ 68,081

Notes:

1.

The value of unexercised in-the-money Incentive Rights is based on the closing price of PET’s Trust Units at close of market on December 29, 2006, which was $12.40 per Trust Unit, less the exercise price.

The Trust maintains ownership guidelines for directors as a way of aligning directors and Unitholder interests.  Directors are expected to own Trust Units representing a minimum of five times annual base retainer.  For new directors, a time period of up to five years is provided to accumulate the required ownership.  As of December 31, 2006 each director was in compliance with this Trust Unit ownership guideline.

Performance Graph

The following graph illustrates changes from February 12, 2003 to December 31, 2006, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index with all dividends and distributions reinvested.

	2003/02	2003/12	2004/12	2005/12	2006/12
Paramount Energy Trust	100	119	183	280	172
S&P/TSX Composite Index	100	130	148	184	216
S&P/TSX Capped Energy Trust Index	100	145	190	283	273

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of the Administrator, as of the Record Date there is no indebtedness of any director, executive officer, employee or former executive officer of the Administrator or any of its subsidiaries or any associate of any such director, officer or proposed nominee to the Administrator or any subsidiary of the Administrator or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Administrator or any subsidiary of the Administrator.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Administrator, there were no material interests, direct or indirect, of any informed person of the Trust, any proposed director of the Trust, or any associate or affiliate of any informed person or proposed director of the Administrator or any Unitholder who beneficially owns more than 10% of the Trust Units or any known associate or affiliate of such persons, in any transaction during 2006 or in any proposed transaction which has materially affected or would materially affect PET or the Administrator other than as disclosed elsewhere in this Circular.

CORPORATE GOVERNANCE GUIDELINES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The Toronto Stock Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for PET is that contained in Form 58-101F1 Corporate Governance Disclosure, the relevant portions of which are reproduced below in italics.  PET's current corporate governance practices are described conjointly.

1.

Board of Directors

Disclose the identity of directors who are independent.

Karen A. Genoway, Randall E. Johnson, Donald J. Nelson, John W. Peltier and Howard R. Ward are independent directors of PET.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Susan L. Riddell Rose is not independent as she is an executive officer of PET.  Clayton H. Riddell is not independent as he is an immediate family member of Susan L. Riddell Rose, and he was the chief executive officer of PET until May 9, 2005.

Disclose whether or not a majority of directors are independent.

The Board of Directors consists of seven (7) directors, five (5) of whom are independent, therefore the majority of PET’s directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Several of PET’s directors sit on the boards of other reporting issuers listed on the TSX, as set out below:

•

Mr. Nelson sits on the boards of Fairquest Energy Limited. (FQE), Taylor NGL Limited Partnership (TAY.UN), Flagship Energy Inc. (FG.A, FG.B) and Culane Energy Corp. (CLN).

•

Mr. Peltier sits on the boards of Ember Resources Inc. (EBR), Bow Valley Energy Ltd. (BVX) and Masters Energy Inc. (MSY).  He is also a trustee on the board of trustees of Gienow Windows & Doors Income Fund (GIF.UN).

•

Mr. Riddell sits on the boards of Paramount Resources Ltd. (POU), Trilogy Energy Trust (TET.UN), Duvernay Oil Corp. (DDV), Newalta Corporation (NAL.UN), and MGM Energy Corp (MGX).

•

Ms. Riddell Rose sits on the board of Paramount Resources Ltd. (POU).

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Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

PET’s independent directors meet regularly without non-independent directors and management.  Effective December 14, 2005, PET’s independent directors commenced regularly scheduled monthly meetings.  These meetings are held immediately following each monthly Board of Directors meeting.  In 2006, PET’s independent directors held 12 such meetings.

The independent directors also meet several times a year with PET’s independent auditors and reserves evaluators.  The non-independent directors and members of management are not present at these meetings.

Note that the Corporate Governance Committee, Compensation Committee, Reserve Committee and Audit Committee are all made up of independent directors of PET.  Their meetings provide another forum for open and candid discussion among PET’s independent directors.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. Clayton H. Riddell who is not an independent director.  As mentioned above, the independent directors meet regularly in the absence of PET’s non-independent directors and management.  Further, as mentioned above, PET’s independent directors are empowered to retain independent experts.

Due to the small size of the PET Board and the level of experience of the independent directors, PET’s independent directors each play an important leadership role on the Board and have sufficient influence on Board decisions.  To date, a lead director or independent chair has been deemed to be unnecessary for PET.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The table below sets out each director’s attendance record at all 2006 Board meetings.

Name	Board Meeting Attendance(1)
Clayton H. Riddell	13/13
Susan L. Riddell Rose	13/13
Karen A. Genoway	13/13
Randall Johnson	8/13(2)
Donald J. Nelson	13/13
John W. (Jack) Peltier	13/13
Howard R. Ward	13/13

Notes:

1.

Includes attendance at the Board Strategic Planning Session meeting.

2.

Mr. Johnson was appointed as a director as of June 20, 2006.

2.

Board Mandate

Disclose the text of the board’s written mandate.

PET has a written mandate for its Board and for its Board committees.  The Board, or a committee of the Board, reviews these mandates on an annual basis.  PET’s directors have a corporate governance manual that is also reviewed on an annual basis.  Revisions to these documents are made as required.  PET’s board mandate is as follows:

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

The duties and responsibilities are also subject to the Trust Indenture, the POT Indenture, and the POT Royalty.

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Directors, collectively and individually, are accountable to the Unitholders of PET.

The Board must ensure the long-term financial viability and operational efficiency of PET.  To help meet these objectives the Board must establish, implement and monitor procedures, policies and processes.  Specifically, the Board must:

•

select, appoint and evaluate the Administrator;

•

plan the succession of the Board;

•

ensure an appropriate, formal orientation program for new Directors;

•

assess the contribution of the Board, committees and all Directors annually; and,

•

ensure that the Administrator performs efficiently and in accordance with its mandate by reviewing and approving:

•

the strategic direction of the Trust, including the establishment of a strategic planning process and the monitoring of performance versus plans;

•

annual budgets as well as corporate objectives, including monitoring of performance and compliance;

•

the principal risks to the Trust and ensuring the implementation of systems to manage these risks;

•

the internal control systems and disclosure control systems and processes, as evidenced in the Management Responsibility For Internal Control Policy and the Disclosure Policy;

•

succession planning, including appointing, training and monitoring the performance of senior management; and,

•

the compensation of the senior management team.

Note that the “Administrator” referred to above is Paramount Energy Operating Corp.  PET’s trustee delegates certain administrative and governance functions to the Administrator.

3.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

PET has developed a written position description for the Chairman of the Board.  The position description is attached to the Circular as Appendix “A”.  PET does not have a detailed position description for the chair of each committee.  The Board charges each chair with overseeing each meeting and with ensuring that each committee discharges its duties in accordance with the committee mandate.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

PET has a detailed written position description for its CEO, which is attached to the Circular as Appendix “B.”

4.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors and the nature and operation of the issuer’s business.

PET has an orientation program for its new directors.  The orientation program is designed to build each director’s understanding of and identification with PET by:

•

providing an introduction to selected members of PET’s team, notably through an interview with the Chairman of the Board and PET’s management;

•

providing an overview of PET’s Corporate Governance Directors’ Manual;

•

providing an introduction to governance practices;

•

clarifying the expectations of directors, noting that this process will have begun from the initial contact of the director by PET’s Corporate Governance Committee;

•

exposing the directors to PET’s organizational structure; and

•

acquainting directors with PET’s annual objectives and ongoing operations.

If a new director requests, an experienced director may be assigned to the director.  The experienced director will coach and mentor the new director for the first three to six months of that person’s tenure. PET’s continuing directors may also participate in the orientation process annually if they wish.

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Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

PET is committed to an active program of orientation, training and development for directors.  PET provides educational information on relevant topics in the form of documents and formal presentations to the Board.  PET’s directors make annual plant and site visits and participate in a full day strategic planning session in the fall of each year.

PET places an obligation on its directors to maintain their level of knowledge of the industry and their professional skills.

5.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

a.

Disclose how a person or company may obtain a copy of the code.

The Board has adopted a written Code of Business Conduct (the “Code”) for the directors, officers, employees and consultants of PET.  Each director, officer, employee and consultant of PET is provided with a copy of the Code at the beginning of that person’s employment or tenure, and must complete a re-certification prior to the beginning of each calendar year.  A copy of the Code is available for review on SEDAR at www.sedar.com or from PET’s website at www.paramountenergy.com.

b.

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

Upon commencement of their employment or tenure, and annually thereafter, each director, officer, employee and consultant of PET is required to review PET’s Code and certify in writing that that individual has read, understands and is not in violation of the Code.  This certification must also be used by a director, officer, employee or consultant to disclose any conflict of interest situation that arises during that individual’s employment or tenure.  Officers of PET are required to provide this certification annually to PET’s Corporate Governance Committee.  Directors of PET are required to provide this certification annually to the Chairman of the Board.

The Code itself requires individuals to seek input from his or her supervisor, the CFO or the CEO if they have any questions about a specific situation they may be involved in or aware of that relates to business ethics.  If necessary, the directors are also encouraged to seek clarification of the Code from PET’s Corporate Governance Committee.

c.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

PET has not filed any material change reports with respect to the conduct of an officer or director that constitutes a departure from Code.

Describe any steps the board takes to ensure directors exercise independent judgment considering transactions and agreements in respect of which a director or executive officer has a material interest.

PET’s directors are required to immediately report any event that may give rise to a conflict of interest situation to the President and CEO of the Trust.  Many examples of potential conflict situations are enumerated in the Trust’s Code of Business Conduct.  Any potential conflict of interest must also be reported and documented at the next meeting of the Board of Directors.  A director may not vote on any matter where a conflict of interest situation exists.  If a conflict exists that cannot be effectively managed, the Board may require the director to resign from any specific position giving rise to the conflict of interest or alternatively, may require the director to resign from the Board.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

PET is committed to the highest standards of openness, honesty and accountability.  To this end, in addition to the Code, PET has adopted an employee whistleblower program.  This program provides an avenue for individuals to confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.

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6.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

PET’s Corporate Governance Committee, consisting entirely of independent directors, considers and recommends candidates to fill new positions on the Board created either by expansion or vacancies created by the resignation, retirement or removal of any of PET’s directors.

The Corporate Governance Committee reviews candidates recommended by or to it.  This review includes conducting inquiries into the backgrounds and qualifications of possible candidates.  If the committee is satisfied that specific potential candidates would be suitable members of the Board, the committee recommends the director nominees for approval by the Board. Further, as part of PET’s annual Board assessment process the Corporate Governance Committee establishes an “evergreen” list of potential director candidates.  The list includes information about each person’s skills and experience.  If the Board requires a new director, the evergreen list is the starting point.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee; however, part of the responsibilities of the Corporate Governance Committee is to handle the nomination process.   All of the directors on the Corporate Governance Committee are independent.  This ensures, among other things, that the nomination process is objective.

7.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has constituted a Compensation Committee to review and approve the aggregate amount of salaries for employees of PET and to ensure that the compensation is fair, equitable and in line with the rest of industry.  The 2006 report of the Compensation Committee is found in this Circular under “REPORT ON EXECUTIVE COMPENSATION”.  The Compensation Committee also reviews and recommends the annual salary, incentive compensation and other benefits or perquisites of the officers of PET as well as the aggregate compensation of the employees of the Administrator.

On an annual basis, the Corporate Governance Committee performs a review of the compensation of the directors of a sample of other companies, and makes recommendations accordingly.  That sample is weighted to the Oil and Gas Trust sector.

The Compensation Committee is also empowered to retain an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new plans.  PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting and PET’s peer group of trust companies.  The Compensation Committee makes recommendations to the Board to approve annual salaries, incentive compensation and other benefits.  The Compensation Committee also makes recommendations for new or modified compensation plans if appropriate.  The Trust does not have a retirement policy for its directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

Effective May 16, 2006, PET’s Compensation Committee is composed of three independent directors, to ensure, amongst other things, that the compensation process is objective.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Please refer to the preceding portion of this section, as well as to the Compensation Committee charter, which is attached hereto as part of Appendix "C".

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

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PET benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer Human Resource Consulting.  Other than Mercer, PET has not formally retained a compensation consultant or advisor to date.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has an Audit Committee, a Corporate Governance Committee, a Reserves Committee, a Compensation Committee and an Environmental, Health and Safety Committee.   The charters of each of these Committees are attached to the Circular as Appendix “C”.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.

The Board is assessed by each of its directors on an annual basis.  Each director completes a formal questionnaire with respect to the overall effectiveness of the Board and of each individual director; the Corporate Counsel provides the results of the questionnaire to the Chairman and Corporate Governance Committee for their consideration.

ADDITIONAL INFORMATION

Additional information about PET, including consolidated financial information, is provided in PET’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006, which can be found, along with all other publicly filed documents, on SEDAR at www.sedar.com.

For additional copies of this Circular or the financial statements and management’s discussion and analysis for the year ended December 31, 2006, please contact:

Paramount Energy Operating Corp.

500, 630 – 4 Avenue S.W.

Calgary, Alberta  T2P 0J9

Attention:

Mr. Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Telephone:

(403) 269-4400

Facsimile:

(403) 269-4444

Copies of documents may also be obtained at PET’s website at www.paramountenergy.com.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting.  If any matters which are not known at the time of the Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.

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APPENDIX “A”

CHAIRMAN OF THE BOARD

Position Description

Chairman

The Chairman of the Board of Directors (Chairman) of Paramount Energy Trust (PET) (Board):

1.

provides leadership to enhance Board effectiveness and is explicitly accountable for ensuring that the Board carries out its responsibilities effectively including ensuring that:

—

the responsibilities of the Board, as outlined in PET’s Board mandate and committee mandates are well understood by both the Board and senior management and that the boundaries between Board and management responsibilities are clearly understood and respected;

—

the Board works as a cohesive team and provides the leadership essential to achieve this;

—

the resources available to the Board (in particular timely and relevant information, as will be emphasized below) are adequate to support its work;

—

a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;

2.

thinks, acts and votes independently from the Chief Executive Officer (CEO) and other members of management;

3.

ensures that relationships between the Board and management are conducted in a professional and constructive manner;

4.

serves as the “hub” of all Board activity and provides effective Board leadership, overseeing all aspects of its direction and administration and ensuring that PET’s Board is building a healthy corporate governance culture;

5.

ensures the Board’s discharge of its principal areas of responsibilities as articulated in the Board mandate;

6.

adopts procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, agenda setting, scheduling and management of meetings;

7.

schedules Board and committee meetings in consultation with committee chairs, the corporate secretary and the CEO;

8.

oversees the mandate, structure, membership and composition of committees and the work delegated to such committees;

9.

evaluates the CEO’s performance and meets with the Chairman of the Compensation Committee and the CEO to discuss the evaluation;

10.

chairs the directors’ annual strategic planning meeting;

11.

allots sufficient time during Board meetings for serious discussion of agenda items and relevant issues of importance to directors;

12.

encourages independent directors to ask questions and express viewpoints during Board meetings;

13.

deals effectively with dissent and works constructively towards achieving consensus and arriving at decisions;

14.

facilitates effective communication between independent directors and management, both inside and outside of Board meetings;

15.

has a very effective working relationship with the CEO;

16.

works with and assists the CEO in representing PET to its external stakeholders, such as unitholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally;

17.

recommends to the Board the appointment of the corporate secretary;

18.

oversees the administration of the annual Board, committee and director assessments;

19.

participates in the orientation of new directors and continuing education of current directors;

20.

retains expert consultants on behalf of the Board when needed; and

21.

responds to potential conflict of interest situations.

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APPENDIX “B”

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Position Description

Appointment

The President and Chief Executive Officer (CEO) of Paramount Energy Trust (PET or the Trust) must have such skills and abilities appropriate to the appointment as CEO as determined by PET’s Compensation Committee and the Board of Directors (Board).

The CEO will be put forward at each annual general meeting to be a duly elected member of the Board.  The CEO is not an independent director of PET.

Responsibilities

The CEO is responsible to act honestly and in good faith with a view to the best interests of PET and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The CEO has the specific duties set out below and shall have such other powers and duties as the Board may delegate.

The CEO must:

1.

Provide leadership and vision for PET and promote PET’s goals of leadership in profitability and growth within an overarching commitment to sustainable development.

2.

Develop a strong organization with the right people in the right positions.

3.

Provide general supervision and management of the day-to-day affairs of PET.

4.

Develop a strategic and financial plan for review and approval by the Board and effectively implement the approved plan.

5.

Develop an annual capital and exploration budget for review and approval by the Board and effectively implement the approved budget.

6.

Develop senior management succession and development plans and report to the Board at least annually on such plans.

7.

Recommend candidates for appointment as officers of PET to the Board.

8.

Recommend appointments to senior management, monitor performance of senior management and provide feedback and training as appropriate.

9.

Communicate, in a timely fashion, with the Board on material matters affecting PET.

10.

Manage relationships with PET’s stakeholders.

11.

Ensure appropriate policies and procedures of PET are developed, maintained and disclosed.

12.

Provide appropriate certifications regarding PET and its activities as may be required from time to time.

The CEO presents annual targets to the Compensation Committee for approval which shall consist of personal and corporate goals. The CEO reviews annually with the Compensation Committee the CEO’s performance against such targets.

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APPENDIX “C” - COMMITTEE CHARTERS

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee’s purpose is to provide assistance to the Board in fulfilling its legal, regulatory and fiduciary obligations with respect to financial accounting, internal control processes, continuous public disclosure, the independent audit function, non-audit services provided by Independent Auditors and such other related matters as may be delegated by the Board of Directors.

Composition, Procedures and Organization

1.

The Audit Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.

Each member of the Audit Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

3.

Consistent with the appointment of other Board committees, the members of the Audit Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.

The Committee will designate the Chairman of the Audit Committee by majority vote.  The presence in person or by telephone of a majority of the Audit Committee’s members constitutes a quorum for any meeting.

5.

All actions of the Audit Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

6.

All members of the Audit Committee must be financially literate at the time of their appointment or have become financially literate within a reasonable period of time after such appointment.  MI 52-110 sets out that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by PET's financial statements.

7.

The Board shall designate at least one Audit Committee member as the financial expert, and the member so designated must have accounting or related financial management expertise, as such qualification may be determined in the business judgment of the Board in accordance with the requirements of applicable regulatory bodies.

Accountability and Reporting

The Audit Committee is accountable to the Board.  The Audit Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting.  If applicable, the Chairman will provide oral reports as requested. All information reviewed and discussed by the Audit Committee at any meeting must be retained and made available for examination by the Board.  The Audit Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Committee will meet with such frequency and at such intervals as it determines is necessary to carry out its duties and responsibilities. The Audit Committee will meet to review the interim and year-end financial statements and MD&A, related financial public disclosure and regulatory filings, including continuous disclosure documentation (“Continuous Disclosure Documents”) as described in MI 52-101 (which is incorporated herein by reference), and the Auditor’s Report with respect to annual attestation of Internal Controls over Financial Reporting, and to report to the Board on same.  In conjunction with the review of the year-end financial statements and MD&A the Audit Committee will consider the annual independent evaluation of the oil and gas reserves of PET.  In addition to these scheduled meetings as contained in the Annual Board Work Schedule  the Audit Committee may meet on other occasions with the Auditors in order to be advised of current practices in the industry and to discuss and review other matters including the annual work plans, processes and procedures.  The Audit Committee must meet at least annually with the Auditors in the absence of PET’s Officers and employees to discuss any matters that the Committee or a committee member believes should be discussed privately. The Chairman of the Audit Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

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The Audit Committee must:

•

review and recommend to the Board the appointment, termination and retention of, and the compensation to be paid to, the Auditors;

•

evaluate the performance of the Auditors;

•

review and consider the Auditors’ integrated audit plan and annual engagement letter including the proposed fees and the proposed work plan;

•

consider and make recommendations to the Board or otherwise pre-approve, all non-audit services provided by the Auditors to PET or its subsidiaries;

•

oversee the work and the performance of the Auditors, review the independence of the Auditors and report to the Board on these matters;

•

review the annual and quarterly financial statements, MD&A and financial press releases, and other related Continuous Disclosure Documents as appropriate, prior to their public disclosure;

•

review the Auditors’ report;

•

provide oral or written reports to the Board when necessary;

•

resolve disagreements between management and the Auditors regarding financial reporting;

•

receive periodic certificates and reports from management with respect to compliance with financial, regulatory, taxation and continuous disclosure requirements, and satisfy itself (a) that adequate procedures are in place to ensure timely and full public disclosure of Continuous Disclosure Documents; and, (b) that a system of internal controls over financial reporting has been implemented and is being maintained, in accordance with both  the Disclosure Policy and the Management Responsibility For Internal Control Policy;

•

meet regularly with the Auditors, without management being present, at each time the interim and financial statements are being considered, to ensure that no management restrictions have been placed on the scope of the Auditors’ work and to discuss the working relationship between the Auditors and management and other matters that the Audit Committee or the Auditors may wish to raise;

•

review and monitor the implementation and adequacy of disclosure policies, and of internal controls over financial reporting;

•

review insurance coverage including Directors’ and Officers’ liability insurance;

•

be notified by certified mail within three business days of:

(a)

any litigation deemed likely to result in the loss of $15,000,000;

(b)

any regulatory investigation; or,

(c)

any defalcation or embezzlement;

•

review and monitor the implementation and adequacy of hedging policies and controls, with reference to the Trust’s Hedging and Risk Management Policy;

•

review compliance with applicable regulations and policies;

•

be advised of and review the results of any internal audits of PET and report on same to the Board;

•

establish procedures for:

(a)

the receipt, retention and treatment of complaints received by PET regarding accounting, internal accounting controls, or accounting matters; and

(b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters;

•

review and approve PET’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of the issuer; and

•

monitor the selection and application of proper accounting principles and practices and to review the status of all relevant financial and related fiduciary aspects of PET.

RESERVES COMMITTEE CHARTER

Purpose

The Reserves Committee’s purpose is to provide assistance to the Board with respect to PET’s:

—

selection and remuneration of the Reserves Evaluator;

—

establishment of processes and procedures to ensure flow of relevant information to the Reserves Evaluator;

—

review of the annual and periodic independent engineering reports;

—

compliance with regulatory requirements;

—

disclosure of reserves information;

—

review of the externally disclosed oil and gas reserves data of PET; and

—

review of the reserves data of the Reserves Evaluator charged with evaluating the PET’s reserves.

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Composition, Procedures and Organization

1.

The Reserves Committee will be comprised of three or more directors as determined from time to time by resolution of the Board.

2.

Each member of the Reserves Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Reserves Committee.

3.

Consistent with the appointment of other Board committees, the members of the Reserves Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such other time as may be determined by the Board.

4.

The Committee will designate the Chairman of the Reserves Committee by majority vote.  The presence in person or by telephone of a majority of the Reserves Committee’s members constitutes a quorum for any meeting.

5.

All actions of the Reserves Committee will require a vote of the majority of its members present at a meeting of such committee at which a quorum is present.

6.

All members of the Reserves Committee must be familiar with oil and gas evaluation procedures and processes at the time of their appointment or become so within a reasonable period of time following such appointment.  The competence of the members of the Reserves Committee in this regard will be determined by the Board in the exercise of its business judgment.

7.

At least one member of the Reserves Committee must have expertise in oil and gas evaluation processes and procedures as such qualification may be determined in the business judgment of the Board.

Accountability and Reporting

The Reserves Committee is accountable to the Board.  The Reserves Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting.  If applicable, the Chairman will provide oral reports as requested. All information reviewed and discussed by the Reserves Committee at any meeting must be retained and made available for examination by the Board.  The Reserves Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The committee will meet with such frequency and at such intervals as it determines necessary to carry out its duties and responsibilities. Generally the Reserves Committee will meet at least two times annually:  once prior to the selection of the Reserves Evaluator and once prior to public release of the annual reserve estimates.  The Committee may also be directed by the Board to meet more frequently as circumstances warrant. The Chairman of the Reserves Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Reserves Responsibilities

The Reserves Committee must:

•

annually review with management of PET the selection or retention, as the case may be, of a recognized Reserves Evaluator that is qualified to prepare an evaluation of the oil and gas reserves of PET in a manner consistent with industry and regulatory standards and requirements and, in the case of any proposed change in the Reserves Evaluator, to determine the reasons for the proposal and whether there have been any disputes between the Reserves Evaluator and management of the Administrator:

•

annually review and approve the expected fees of the Reserves Evaluator;

•

receive the annual independent evaluation of the oil and gas reserves of PET and review the scope of work, the reserve estimates and any material changes to PET’s reserves;

•

consider and review the input of management into the independent evaluation, the processes for providing information and the key assumptions used therein and review PET’s procedures relating to disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”);

•

annually review the procedures for providing information to the Reserves Evaluator;

•

meet with representatives of the Reserves Evaluator, to consider and review the overall preparation of the evaluation including: the independence of the Reserves Evaluator; the scope of the engagement; details of arrangements, if any, between PET and the Reserves Evaluator; sources of information used in preparing the evaluation; access to information; production estimates; price forecasts; sales contracts; operating and capital cost estimates; ownership interests; royalty burdens; reconciliation of reserve additions and revisions; results of field inspections, if any; and matters that would have an effect on the quantity of reserves, production profile or estimated cash flow from the oil and gas assets;

•

review compliance with applicable regulations and policies, including NI 51-101, and, in particular, before filing the reserves data and the report of the Reserves Evaluator referred to in Section 2.1 of NI 51-101, meet with management and the Reserves Evaluator to (i) determine whether any restrictions affect the ability of the Reserves Evaluator to report on the reserves data

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without reservation; (ii) review the reserves data and the report of the Reserves Evaluator; and (iii) review and approve the content and filing of Forms 51-101F1 Statement of Reserves Data and other Oil and Gas Information and 51-101F3 Report of Management and Directors on Oil and Gas Disclosure and the filing of Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor;

•

review and ensure compliance with the Sarbanes-Oxley Reserves Process that PET has established to describe the controls related to the management of reserves; and,

•

present reports to the Board for consideration where necessary.

CORPORATE GOVERNANCE COMMITTEE CHARTER

Purpose

The Corporate Governance Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

—

PET’s corporate process and structure used to direct and manage the business and affairs of PET;

—

the division of power and establish mechanisms for achieving accountability among Unitholders, the Board and management of PET; and

—

such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.

The Corporate Governance Committee will be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.

Each member of the Corporate Governance Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Corporate Governance Committee.

3.

Consistent with the appointment of other Board committees, the members of the Corporate Governance Committee will be appointed by the Board at the first meeting of the Board following each AGM or at such of the time as may be determined by the Board.

4.

The Committee will designate the Chairman of the Corporate Governance Committee by majority vote.  The presence in person or by telephone of a majority of the Corporate Governance Committee’s members constitutes a quorum for any meeting.

5.

All actions of the Corporate Governance Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.

All members of the Corporate Governance Committee must be familiar with any corporate governance guidelines established by the Canadian Security Administrators and relevant individual securities regulatory authorities at the time of their appointment or become so within a reasonable period of time following such appointment.  The competence of the members of the Corporate Governance Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Corporate Governance Committee is accountable to the Board.  The Committee must provide the Board with a summary of all meetings and its recommendations together with a copy of the minutes of each such meeting.  If applicable, the Chairman will provide oral reports as requested. All information reviewed and discussed by the Corporate Governance Committee at any meeting must be retained and made available for examination by the Board.  The Corporate Governance Committee will review its mandate annually.  The Corporate Governance Committee will also review the mandate and responsibilities of the Audit Committee annually.

Meetings

The Corporate Governance Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant. The Chairman of the Corporate Governance Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

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The Corporate Governance Committee is responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis.  Further, the Corporate Governance Committee is responsible for PET’s response to, and implementation of, the guidelines of the Canadian Securities Administrators and relevant individual securities regulatory authorities relating to corporate governance, as amended from time to time.  The specific functions of the Corporate Governance Committee in carrying out these areas of responsibility are set out below.

Nomination and Assessment of Directors

The Corporate Governance Committee must:

•

consider and recommend candidates to fill new positions on the Board created by either expansion or vacancies that occur by resignation, retirement or for any other reason;

•

review Board candidates recommended by or to it;

•

conduct inquiries into the backgrounds and qualifications of potential candidates;

•

maintain an “evergreen” list of potential director candidates;

•

recommend the suitable director nominees for approval by the Board and the Unitholders;

•

consider questions of possible conflicts of interest of Directors;

•

recommend members and chairs of committees;

•

establish and implement a Director Orientation Program; and,

•

review director compensation in comparison with other peer income trusts on an annual basis.

Corporate Governance

The Corporate Governance Committee must:

•

consider and review PET’s corporate governance principles and processes;

•

propose changes to the Board necessary to respond to corporate guidance guidelines;

•

review PET’s disclosure of its corporate governance program and compliance with the guidelines in the management proxy circular for each AGM; and

•

ensure appropriate structures and procedures are in place to ensure that the Board can function independently of management including the monitoring and administering the Board’s relationship to management.

PARAMOUNT ENERGY TRUST│page 30

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee’s purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

—

matters involving compensation and incentives provided to all employees of PET;

—

policies of PET concerning employee benefits and human resources issues; and

—

such other related matters as may be delegated by the Board.

Composition, Procedures and Organization

1.

The Compensation Committee shall be comprised of three or more Directors as determined from time to time by resolution of the Board.

2.

Each member of the Compensation Committee must be independent and as such must be free from any material relationship that may interfere with the exercise of his or her independent judgment as a member of the Compensation Committee.

3.

Consistent with the appointment of other Board committees, the members of this committee will be appointed by the Board at the first meeting of the Board following each AGM or at such of the time as may be determined by the Board.

4.

The Committee will designate the Chairman of the Compensation Committee by majority vote.  The presence in person or by telephone of a majority of the committee’s members constitutes a quorum for any meeting.

5.

All actions of the Compensation Committee will require a vote of the majority of its members present at a meeting of such Committee at which a quorum is present.

6.

The competence of the members of the Compensation Committee in this regard will be determined by the Board in the exercise of its business judgment.

Accountability and Reporting

The Compensation Committee is accountable to the Board.  The Compensation Committee must provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of each such meeting.  If applicable, the Chairman will provide oral reports as requested. All information reviewed and discussed by the Compensation Committee at any meeting shall be retained and made available for examination by the Board.  The Compensation Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Compensation Committee will meet at least twice annually or otherwise as may be directed by the Board or as circumstances warrant. The Chairman of the Compensation Committee will appoint a Director, Officer or employee of PET to act as secretary for the purposes of recording the minutes of each meeting.

Responsibilities

The Compensation Committee must:

•

review and recommend the aggregate amount of salaries for the employees of PET and to ensure the compensation is fair, equitable, and in line with the rest of the industry;

•

review and recommend the annual salary, incentive compensation and other benefits or perquisites, direct or indirect, of the Officers of PET;

•

review and recommend the policies of PET concerning employee benefits and perquisites and periodically review their application;

•

review and recommend incentive compensation for employees of PET;

•

review with the CEO the performance, development of management of PET; and

•

ensure compliance with management compensation disclosure rules in the annual proxy circular.

The Compensation Committee may request such officers of PET as it may see fit to attend its meeting and to assist in the discussion and consideration of such matters as the committee may determine. The Compensation Committee may retain, on a periodic basis, an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new incentive plans.

PARAMOUNT ENERGY TRUST│page 31

MANAGEMENT INFORMATION CIRCULAR

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

Purpose

In fulfilling its legal and fiduciary obligations, the Environmental, Health & Safety Committee’s overall purpose is to ensure that the Trust’s policies and procedures meet the obligations of the Board of Directors to achieve regulatory compliance and meet acceptable industry standards with respect to health, safety and environmental matters. This includes review and monitoring on behalf of the Board of Directors matters involving:

•

environmental policies and obligations which might arise as a result of the business and operations of the Trust; and

•

the policies and activities of the Corporation as they relate to health, safety and occupational work standards in the workplace in which the Trust carries on business.

Composition, Procedures and Organization

1.

The Environmental, Health & Safety Committee of the Board of Directors of the Trust shall be comprised of at least four members of the Board as determined from time to time by resolution of the Board. The Board believes that one member of the committee should be a related director, for their industry knowledge, familiarity with the organization benefits, and the review and decision processes of the committee. As well, the Board believes that because the other three members, including the Chairperson of the committee, are unrelated, the independence of the committee is not compromised.

2.

Consistent with the appointment of other Board Committees, the members of this committee shall be elected by the Board at the first meeting of the Board following each annual meeting of the Unitholders of the Trust or at such other time as may be determined by the Board.

3.

The Board shall designate the Chairperson of the Environmental, Health & Safety Committee and if the Board does not do so the members of the Environmental, Health & Safety Committee, by majority vote, may designate a Chairperson.

4.

The presence in person or by telephone of a majority of the Environmental, Health & Safety Committee’s members shall constitute a quorum for any meeting.

5.

All actions of the Environmental, Health & Safety Committee will require a vote of the majority of its members present at a meeting of such Committee, at which a quorum is present.

6.

All members of the Environmental, Health & Safety Committee shall be familiar with the environmental, health and safety requirements within the oil and gas industry at the time of their appointment or shall become so within a reasonable period of time following such appointment.

7.

The competence of the members of the Environmental, Health & Safety Committee in this regard will be determined by the Board in the exercise of its business judgment.

8.

   The Environmental, Health and Safety Committee shall have access to such officers and employees of the Administrator and to such information respecting the Administrator, and may engage independent environmental, health and safety consultants and advisors at the expense of the Administrator, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. The Environmental, Health and Safety Committee will notify the President and Chief Executive Officer as well as the Corporate Compliance Consultant whenever independent consultants are engaged.

9.

The Environmental, Health and Safety Committee may consider meeting “in camera”, without management; after any committee meeting.

Accountability and Reporting

1.

The Environmental, Health & Safety Committee is accountable to the Board of Directors of the Trust.

2.

The Environmental, Health & Safety Committee shall provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of each such meeting, and the Chairperson will provide oral reports upon request.

3.

All information reviewed and discussed by the Environmental, Health & Safety Committee at any meeting shall be retained and made available for examination by the Board.

4.

The Environmental, Health & Safety Committee will review its mandate annually, and will forward to the Corporate Governance Committee any recommended alterations to that mandate.

Meetings

The Environmental, Health & Safety Committee shall meet at least semi-annually or otherwise as may be directed by the Board of Directors or as circumstances warrant. Whenever possible, one of the meetings shall coincide with an annual field visit at which time all members of the Board will be invited. Members of the Environmental, Health & Safety Committee and attending officers of the Trust shall designate a recording secretary for the purposes of recording the minutes of each meeting. A draft of such minutes will be distributed to attendees for review and the finalized minutes will be signed by the Committee Chairperson.

PARAMOUNT ENERGY TRUST│page 32

MANAGEMENT INFORMATION CIRCULAR

Responsibilities

1.

to be informed regarding the nature of environmental, health and safety obligations which might arise as part of the business and operations of the Trust (this would include the identification and assessment of potential risks and problems and of environmentally and safety sensitive incidents);

2.

to be informed regarding the health, safety, loss prevention, waste handling and environmental management regulations and standards of the industry in which the Trust operates;

3.

to ensure the establishment by the Trust of systems and processes to carry out training in health and safety, loss prevention, environmental requirements, and effective communication amongst the parties involved;

4.

to ensure compliance with applicable industry standards and regulations as they exist from time to time;

5.

to ensure adequate emergency response plans for regulatory compliance and environmental protection are in place;

6.

to receive periodic reports from the appropriate operating officers of the Trust regarding health, safety, loss prevention, environmental training and compliance;

7.

to be advised of any matters of failure to comply with health, safety and environmental policies where there may be a significant environmental impact or risk to public health or safety, regulations or standards and to consider and approve remedial action;

8.

to consider, review and approve annual environmental, health, and safety budgets and report on same to the Board as a whole;

9.

to review and report to the Board on the sufficiency of resources available for carrying out the actions and activities necessary to ensure the Trust’s environmental, health and safety objectives can be met; and

10.

to ensure the Trust’s Asset Retirement obligation (ARO) liability is assessed and presented with reasonable skill, care and diligence in order to be presented in conformance with the requirements of item 6.4 of the Alberta Securities Commission (ASC), National Instrument 51-101, and “Form 51-101 F-1 Statement of Reserves Data and other Oil and Gas Information”, recognizing certain inherent limitations.

PARAMOUNT ENERGY TRUST│page 33

MANAGEMENT INFORMATION CIRCULAR

500, 630 – 4 Avenue SW

Calgary, Alberta CANADA

T2P 0J9

Phone

(403) 269-4400

Fax

(403) 269-4444

E-MAIL

info@paramountenergy.com

WEB

www.paramountenergy.com

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